EXHIBIT 11.1

QUAKER CITY BANCORP, INC.
COMPUTATION OF EARNINGS PER SHARE

		Three Months Ended December 31, 2002	Six Months Ended December 31, 2002

A	Average common shares outstanding	6,289,638	6,369,189

B	Net earnings for period	$5,604,000	$11,239,000

	Basic earnings per share [ B / A ]	$0.89	$1.76

	Common share equivalents:
C	Average stock options outstanding	796,925	812,398

D	Average option exercise price	$14.69	$14.65

E	Exercise proceeds [ C x D ]	$11,706,828	$11,901,631

F	Tax benefit on non-qualified options	$5,272,440	$5,288,554

G	Total exercise proceeds [ E + F ]	$16,979,268	$17,190,185

H	Average market price in period	$34.47	$34.20

I	Shares repurchased at market price [ G / H ]	492,581	502,637

J	Increase in common shares [ C - I ]	304,344	309,761

K	Shares outstanding and equivalents [ A + J ]	6,593,982	6,678,950

L	Net earnings for period	$5,604,000	$11,239,000

	Diluted earnings per share [ L / K ]	$0.85	$1.68